UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Eargo, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

270087109

(CUSIP Number)

Adam Fliss

Founding Partner and General Counsel

Patient Square Capital, LP

2884 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 384-6558

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 270087109

1	NAME OF REPORTING PERSON PSC Echo, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,821,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,821,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,821,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 20,749,579 shares of the Issuer’s Common Stock issued and outstanding as of August 4, 2023.

CUSIP No. 270087109

1	NAME OF REPORTING PERSON PSC Echo GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,821,299
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,821,299

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,821,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 20,749,579 shares of the Issuer’s Common Stock issued and outstanding as of August 4, 2023.

Explanatory Note:

This Amendment No. 2 (the “Amendment”) amends the Schedule 13D filed by the Reporting Persons on December 5, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on December 7, 2022, and is being filed by (i) PSC Echo, LP, a Delaware limited partnership (“Investor”), and PSC Echo GP, LLC, a Delaware limited liability company and the general partner of Investor (collectively, each of the foregoing persons, the “Reporting Persons”), and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Eargo, Inc., a Delaware corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration

This Item 3 is hereby supplemented by incorporating by reference the descriptions of the Equity Commitment Letter (as defined below) contained in Item 4 of this Schedule 13D.

Item 4. Purpose of Transaction

This Item 4 is hereby supplemented by the addition of the information set forth below.

Merger Agreement

On October 27, 2023, the Reporting Persons initiated discussions with the Special Committee of the Board of Directors of the Issuer to acquire all of the outstanding shares of Common Stock that the Reporting Persons do not already own.

On October 29, 2023, the Issuer, PSC Echo Parent LLC (“Parent”) and PSC Echo Merger Sub Inc. (“Merger Sub”), a subsidiary of Parent, entered into a merger agreement (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”).

The Investor is the sole member of Parent. The purpose of the Merger is for the Investor to acquire all shares of Common Stock of the Issuer (the “Shares”) not otherwise held by the Investor and to cause the Issuer to become a wholly owned subsidiary of the Investor.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares (as defined in the Merger Agreement)) will be cancelled and converted into the right to receive $2.55 per share in cash, without interest (the “Merger Consideration”).

At the Effective Time, each option to purchase Shares granted by the Issuer that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest and subject to applicable Tax withholding, equal to the product obtained by multiplying (A) the aggregate number of Shares subject to such option immediately prior to the Effective Time by (B) the excess, if any, of the Merger Consideration over the exercise price per share of such option. Any option that has a per share exercise price that is greater than or equal to the Merger Consideration shall be cancelled for no consideration as of the Effective Time. At the Effective Time, each Company RSU Award (as defined in the Merger Agreement) granted by the Issuer that is outstanding immediately prior thereto, will be cancelled and converted into the right to receive an amount in cash, without interest and subject to applicable tax withholding, equal to the product obtained by multiplying (A) the aggregate number of Shares subject to such option immediately prior to the Effective Time by (B) the Merger Consideration, less any applicable withholding taxes.

The obligation of the parties to consummate the Merger is subject to various conditions, including: (i) adoption of the Merger Agreement by a majority of the voting power of the outstanding shares of the Common Stock; (ii) the absence of any law, order, judgment, decree, injunction or ruling prohibiting the consummation of the Merger; (iii) the accuracy of the representations and warranties of the parties (subject to customary materiality qualifiers); and (iv) each party’s performance in all material respects of its covenants and obligations contained in the Merger Agreement. The Merger Agreement does not contain a financing condition. Because the Investor holds approximately 76.3% of the outstanding shares of Common Stock, the Investor has the ability to provide the required stockholder approval for the Merger at a meeting called therefor.

The Merger Agreement contains certain termination rights for the Company and Parent, including the right of either party to terminate the Merger Agreement if the Merger is not consummated on or before April 29, 2024. The Merger Agreement further provides that the Company may be required to pay Parent, under certain specified circumstances, a termination fee of $1,063,058.00. In addition, an investment fund affiliated with Patient Square Capital has agreed to guarantee, up to a cap, any damages that may be finally and non-appealably determined to be owed by Parent in the event of a willful and material breach of the Merger Agreement prior to the termination thereof.

Under the Merger Agreement, the Issuer is subject to a customary “no-shop” provision that restricts the Issuer and its representatives from soliciting Acquisition Proposals (as defined in the Merger Agreement) from third parties or providing information to or participating in any discussions or negotiations with third parties regarding Acquisition Proposals. However, the “no-shop” provision allows the Issuer prior to the receipt of the required stockholder approval, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited Acquisition Proposal that would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement).

Voting and Support Agreement

In connection with the execution of the Merger Agreement, the Investor and the Issuer have entered into a voting and support agreement, dated as of the date of the Merger Agreement (the “Voting and Support Agreement”). On the terms and conditions set forth in the Voting and Support Agreement, the Investor has agreed to vote all of the Common Stock over which it has voting power (representing in the aggregate approximately 76.3% of the Company’s total outstanding voting power as of October 29, 2023) for the adoption of the Merger Agreement. The Voting and Support Agreement, and Investor’s obligations to vote in favor of the adoption of the Merger Agreement, will terminate automatically upon the termination of the Merger Agreement in accordance with its terms.

Equity Commitment Letter

In connection with the Merger Agreement, Parent delivered to the Issuer an executed equity commitment letter (the “Equity Commitment Letter”) from Patient Square Equity Partners, LP (the “Sponsor”) and countersigned by Parent, pursuant to which the Sponsor has agreed to provide, on the terms and subject to the conditions set forth in the Equity Commitment Letter, up to $31 million in equity financing to Parent for the purposes of, inter alia, satisfying Parent’s payment obligations at the closing of the merger. It is expected that the proceeds of such equity financing will be sufficient to consummate the Merger.

Item 5. Interest in Securities of the Issuer

This Item 5 is hereby amended and restated as below.

The following information with respect to the ownership of shares of Common Stock by the Reporting Persons filing this Schedule 13D is provided as of October 30, 2023:

(a) – (b) As of the date hereof, PSC Echo, LP holds 15,821,299 shares of Common Stock, representing approximately 76.3% of the outstanding shares of Common Stock. PSC Echo GP, LLC is the general partner of PSC Echo, LP and may be deemed to beneficially own the shares of Common Stock held by PSC Echo, LP. Voting and investment decisions with respect to the shares of Common Stock held by PSC Echo, LP are made by the management committee of PSC Echo GP, LLC.

(c) The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 5(c), as applicable.

(d) Certain limited partners of the Investor have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially held for the account of the Investor in accordance with their ownership interests in the Investor.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby supplemented by incorporating by reference Items 3 and 4 of this Schedule 13D.

Item 7. Materials to Be Filed as Exhibits

Exhibit 99.7	Agreement and Plan of Merger, dated as of October 29, 2023, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on October 30, 2023).

Exhibit 99.8	Voting and Support Agreement, dated as of October 29, 2023, by and among the Issuer and the Investor (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on October 30, 2023).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 30, 2023	PSC ECHO, LP
By: PSC Echo GP, LLC Its: General Partner

	By:	/s/ Adam Fliss
	Name:	Adam Fliss
	Title:	Vice President

PSC ECHO GP, LLC

	By:	/s/ Adam Fliss
	Name:	Adam Fliss
	Title:	Vice President